EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

The Company had three subsidiaries(1) as at November 30, 2018, which are as follows:

•	Liquid Media Group (Canada) Ltd.
-	Incorporated provincially in British Columbia, Canada;
-	100% owned by the Company; and
-	Principal operating subsidiary of the Company.

•	Waterproof Studio Inc.;
-	Incorporated provincially in British Columbia, Canada;
-	49% owned by the Company; and
-	Operating an animation studio based in Vancouver, British Columbia.

•	Majesco Entertainment Company
-	Incorporated in the state of Nevada, USA;
-	51% owned by the Company; and
-	Operating a video gaming developer and publishing studio.

(1) as defined in rule 1-02(w) of Regulation S-X